SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR	Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29
4 - NIRE (Corporate Registry ID) 53.300.005.761

01.02 - HEADQUARTERS

1 – ADDRESS Rua Levindo Lopes, 258 - 8th floor			2 - DISTRICT Funcionários
3 - ZIP CODE 30140-170	4 – CITY Belo Horizonte			5 - STATE MG
6 - AREA CODE 31	7 - TELEPHONE 9933-3077	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 31	12 - FAX 9933-3152	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Luiz Magalhães Salazar
2 - ADDRESS Rua Humberto de Campos, 425			3 - DISTRICT Leblon
4 - ZIP CODE 22430-190	5 - CITY Rio de Janeiro		6 - STATE RJ
7 - AREA CODE 21	8 - TELEPHONE 3131-1123	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 21	13 - FAX 3131-1123	14 - FAX -	15 - FAX -
16 - E-MAIL jls@oi.net.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - TECHNICIAN IN CHARGE Paulo Roberto Marques Garrucho					12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 373.525.127-72

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 06/30/2008	2 - PREVIOUS QUARTER 03/31/2008	3 - SAME QUARTER, PREVIOUS YEAR 06/30/2008
Paid-up Capital
1 – Common	2,493	2,493	124,623,842
2 – Preferred	4,209	4,209	210,460,313
3 – Total	6,702	6,702	335,084,155
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 1130 – Telecommunications
5 - MAIN ACTIVITY Cellular Mobile Telephone
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	03/28/2008	Dividend	04/14/2008	Preferred	0.7596700000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of Reais)	4 - AMOUNT OF CHANGE (in thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)
1	10/29/2007	84,851	0	Reverse Share Split	0	0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2008	4 – 03/31/2008
1	Total Assets	106,549	117,427
1.01	Current Assets	4,443	15,139
1.01.01	Cash and Cash Equivalents	3,490	14,199
1.01.01.01	Cash and Cash Equivalents	35	35
1.01.01.02	Short Term Investments	3,455	14,164
1.01.02	Credits	1	0
1.01.02.01	Customers	1	0
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	952	940
1.02	Non-current assets	102,106	102,288
1.02.01	Long Term Receivables	2,980	3,242
1.02.01.01	Miscellaneous Credits	2,727	2,689
1.02.01.01.01	PIS and COFINS Recoverable – Law 9718/98	1,551	1,533
1.02.01.01.02	Income Tax and Social Contribution Recoverable	1,176	1,156
1.02.01.01.03	Other Taxes Recoverable	0	0
1.02.01.02	Credits with Related Parties	197	497
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	197	497
1.02.01.03	Others	56	56
1.02.02	Permanent Assets	99,126	99,046
1.02.02.01	Investments	99,126	99,046
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates/Goodwill	0	0
1.02.02.01.03	In Subsidiaries	99,126	99,046
1.02.02.01.04	In Subsidiaries/Goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant and Equipment	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2008	4 – 03/31/2008
2	Total Liabilities	106,549	117,427
2.01	Current Liabilities	14,729	25,564
2.01.01	Loans and Financing	0	4,917
2.01.02	Debentures	0	0
2.01.03	Suppliers	716	550
2.01.04	Taxes, Charges and Contributions	0	0
2.01.05	Dividends Payable	106	3,297
2.01.06	Provisions	0	24
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	13,907	16,776
2.01.08.01	Accounts Payable and other provisions	11	24
2.01.08.02	Accounts Payable – hedge operations	0	2,791
2.01.08.03	Reverse Share Split	13,892	13,947
2.01.08.04	Other Liabilities	4	14
2.02	Non-current assets	0	25
2.02.01	Long Term Liabilities	0	25
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	25
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	0	0
2.02.01.06.01	Accounts Payable – Hedge Operations	0	0
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	91,820	91,838
2.04.01	Paid-in Capital	84,851	84,851
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit Reserves	160	160
2.04.04.01	Legal	160	160
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profits	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Losses	6,809	6,827
2.04.06	Advance for Future Capital Increase	0	0

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 – 01/01/2007 to 06/ 30/2007
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenue	(18)	3,691	(4,675)	(10,268)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(175)	(689)	(307)	(505)
3.06.03	Financial	77	344	(211)	(328)
3.06.03.01	Financial Income	93	585	74	214
3.06.03.02	Financial Expenses	(16)	(241)	(285)	(542)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	80	4,036	(4,157)	(9,435)
3.07	Operating Income	(18)	3,691	(4,675)	(10,268)
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxes/Profit Sharing	(18)	3,691	(4,675)	(10,268)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 – 01/01/2007 to 06/30/2007
3.15	Net Income/Loss for the Period	(18)	3,691	(4,675)	(10,268)
	NUMBER OF SHARES, EX-TREASURY (in thousands)	6,702	6,702	335,084,155	335,084,155
	EARNINGS PER SHARE (Reais)		0.55073
	LOSS PER SHARE (Reais)	(0.00269)		(0.00001)	(0.00003)

04.01 – NOTES TO THE FINANCIAL STATEMENTS

1 Operations

Tele Norte Celular Participações S.A. (TNCP) is a publicly-held corporation, operating as holding of Amazônia Celular S.A. (Amazônia) Its equity interest in the operating subsidiary on June 30, 2008 and March 31, 2008 was 89.78% of voting capital and 74.96% of the total capital.

Amazônia holds five authorizations to provide cellular mobile services and all the activities necessary or useful to carry out these services, in accordance with the aforementioned authorizations in the States of Amapá, Amazonas, Maranhão, Pará and Roraima.

The services offered and the rates charged by Amazônia are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and respective regulations.

(a) Concessions

On February 19, 2004, Amazônia and ANATEL signed Authorization Instruments for migration to the Personal Mobile Service (SMP), which became effective as from the publication of Act 42,671 in the Federal Official Gazette on March 1, 2004.

The SMP authorizations granted to Amazônia are effective for an undefined term. The radio frequency authorizations have the following maturities:

Region / Sector	Expiration

Region 1
Sector 13 – Maranhão	April 2009
Sector 14 – Pará	March 2009
Sector 15 – Amapá	May 2009
Sector 16 – Amazonas	August 2009
Sector 17 – Roraima	July 2009

On March 5, 2008, Anatel published act Nr. 1,261 which granted consent to the transfer of TNCP’s equity control and, consequently Amazônia’s, to Telemar Norte Leste S.A. (“TMAR”), and set forth guidelines for the return of Amazônia’s radio frequencies. This act had set forth, among other points, that:

i) Amazônia became part of the same TNL PCS’s controlling group (“Oi”), however the conditions for service providing to the customers should remain the same;

ii) Amazônia has Anatel’s consent to use, for a period of 18 months, the radio-frequencies granted to Oi for providing Personal Mobile Service under the terms of the Regulation, in the bands of 900 MHz and 1,800 MHz;

iii) It extinguished the authorization for use of the radio-frequencies held by Amazônia, and consequently, its authorization for the SMP, granting the period of 90 days (extendable for equal period) in order for the users of Amazônia’s radio-frequencies of 900 MHz and 1,800 MHz to be transferred to the corresponding radio-frequencies granted to Oi, and a period of 18 months for the occupation of a 10MHz band of the 850 MHz radio-frequency (the remaining 15 MHz shall be returned immediately);

iv) It allowed Oi to start using the numbering resources assigned to Amazônia.

In meeting these determinations, Amazônia returned the 1,800 MHz band of radio-frequencies and the 15 MHz of the band of radio-frequency of 850 MHz. The band of radio-frequencies of 900 MHz will be returned up to September 5, 2008.

The facts described above did not interfere in the provision of services to Amazônia’s customers. The definition on Amazônia’s operations depends on the conclusion of TNCP and Amazônia’s corporate restructuring which is under analysis by the Management and will be carried out to the best interest of the Companies shareholders, as disclosed in Note 4.

(b) Regulation

On March 7, 2007 the Director Council of ANATEL approved the numerical portability in fixed and mobile telephones. The rule will allow the users of the Exchanged Fixed Telephone Service (STFC) and the Personal Mobile Service (SMP) to change carriers keeping their fixed or cellular phone number, as many times as they request.

The initial offer of portability, in experimental character, will start within 16 months, in capital cities to be chosen for implementation of the pilot-project and it will be totally available throughout the country within 24 months, counted from the publishing of the General Regulation of Portability in the Federal Official Gazette, occurred on March 21, 2007.

Amazônia has already contracted network and Information Technology solutions, as well as reviewed all operating processes required for the introduction of the portability in August, 2008.

On August 13, 2007, ANATEL published in the Federal Official Gazette the New Regulation of the Personal Mobile Service (SMP). The new regulation sets forth new rules for customer service, plans migration, services suspension, validity of pre-paid credits, collection of messaging service, among others. The new regulation has become effective since February 13, 2008.

(c) Transfer of Control

On April 3, 2008, the transfer of the TNCP’s control (and, indirectly, of Amazônia) to TMAR under the terms of the Stock Purchase Agreement entered into between Vivo Participações S.A. (“Vivo”) (which had acquired TNCP’s control through the Stock Purchase Agreement with Telpart Participações S.S. (“Telpart”) entered into on August 2, 2007) and TMAR was effected.

In Extraordinary Shareholders’ Meeting held on April 3, 2008 at TNCP and Amazônia, the board of directors members indicated by TMAR were elected in both Companies and the resignations presented by the fiscal council members were accepted. At the same date, the first meetings of the new board of director were held, when the new executive boards of TNCP and Amazônia have been assigned. In meetings held on May 5, 2008, new fiscal council members of Amazônia and TNCP have been assigned.

The transaction will also be submitted to the Administrative Council of the Economic Law – CADE, under the provisions of the applicable legislation.

(d) Tender Offers (TO’s)

On May 5, 2008, TMAR submitted to the Brazilian Exchange Commission (“CVM”), together with Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, in the quality of agents, requests for the registration of public tender offers for the acquisition of any and all common shares outstanding (“Mandatory TO’s”) of TNCP and Amazônia, in compliance with article 254-A of Law No. 6,404/76 and CVM Ruling No. 361/02. The documentation is under analysis by CVM.

The Mandatory Tender Offer for TNCP common shares will be at the price of R$79.51 per common share, and the Mandatory Tender Offer for Amazônia common shares will be at the price of R$121.61 per common share. The prices to be offered for these shares in the Tender Offers are equal to 80% of the amount paid by TMAR to Vivo under the Stock Purchase Agreement for the common shares of TNCP and Amazônia, in compliance with the provisions of article 254-A of Law No. 6,404/76.

Additionally, TMAR also submitted for registration in the CVM and Securities and Exchange Commission (“SEC”) the Public Notices of the Voluntary TO’s for up to the totality of TNCP and Amazônia preferred shares outstanding, however these are still under analysis. The Voluntary Tender Offers will be made for the acquisition of any and all preferred shares of TNCP and Amazônia and will be made at the price of R$33.00 per preferred share of TNCP and R$25.55 per preferred share of any class of preferred share of Amazônia. The commencement of the Voluntary Tender Offers is subject to the non-occurrence of any material adverse event that might affect TMAR’s decision to commence the Voluntary Tender Offers and to the approval of the notices of the Voluntary Tender Offers by the BOVESPA.

The Voluntary Tender Offers are not intended to cancel the registration of TNCP or Amazônia as publicly traded companies with the CVM.

2 Significant Accounting Practices (Holding and consolidated)

(a) Presentation of the quarterly information and consolidation criteria

The quarterly information was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which are based on the provisions of the Corporate Law, the rules set forth by CVM and rules applicable to the telecommunications operators.

The consolidated quarterly information includes the quarterly information of the holding, TNCP of its direct subsidiary Amazônia and the special purpose entities mentioned in Note 20, proportionally to their interest in this entity. The consolidation process of the equity accounts and results related to the sum of the Companies’ balances of assets, liabilities, revenues and expenses accounts, according to the nature of each balance, plus disposal of (i) interest in capital, reserves and accrued revenues kept among the Companies; (ii) current accounts balances and other balances comprising the assets and/or liabilities, kept among the Companies; and (iii) identification of the minority shareholders.

In the preparation of quarterly information it is necessary to use estimates to account for certain assets, liabilities and other transactions. The TNCP’s quarterly information includes, therefore, estimates referring to the selection of useful lives of property, plant and equipment, accounts receivable of services rendered and not invoiced until balance sheet date, necessary provisions for contingent liabilities, determination of provisions for income tax, provisions for doubtful accounts and other similar items. The actual results may differ from the estimates.

The referred quarterly information is presented in thousands of reais, except as otherwise indicated.

(b) Change to the Brazilian Corporate Law, effective as of January, 2008

On December 28, 2007 Law Nr. 11638 was enacted, which modifies the provisions of the Corporations Law - Law nr. 6404/76. The referred law sets forth several changes about the preparation of financial statements, aiming at alignment with the international accounting standards and assigns to the CVM the power to issue norms to the public traded corporations. The main changes introduced by the Law are applicable as of 2008 and refer to: (i) replacement of the statements of changes in financial position by the statements of cash flows; (ii) obligation of the preparation of statement of value added; (iii) possibility to include the tax recording into the accounting booking, with segregation between the accounting and tax statements; (iv) creation of the sub-group valuation adjustments to shareholders’ equity, in the Shareholders’ Equity section; (v) establishment of the evaluation and classification criteria for the financial instruments; (vi) obligation of perform impairment evaluation of the non current assets; (vii) changes in the application of the equity method of accounting; (viii) donations and investment subventions recognition criteria; (ix) obligation of recording the new assets at fair market value, in case of mergers, acquisitions or spin-offs. and (x) introduction of the present value adjustment for the long term assets and liabilities transactions and for the significant short term operations.

TNCP already adopts the disclosure of the statements of cash flows, on its end of year financial statements and the segregation of intangibles in the fixed assets section.

On May 02, 2008, CVM issued the Instruction nr. 469 which provides for the application of Law nr. 11638. This instruction, among other aspects, confirms the position of the referred entity that it is optional the full application of Law 11638 to the quarterly financial information, however, the companies that elect for its not application should disclose in explanatory note, the changes that might impact the year-end financial statements. Additionally, the Instruction CVM nr. 469 required immediate application of some provisions, among which: (i) the mandatory disclosure of information about stock-based compensation; (ii) the mandatory adjustments to present value for long term assets and liabilities transactions and for relevant short term transactions, and (iii) the change to the affiliate evaluating parameters to the equity method of accounting.

TNCP assessed the impacts of the provisions of immediate and mandatory application of the Instruction CVM nr. 469 and, except for the disclosure of information about the stock-based compensation that is under Note 18 to these quarterly financial information, the application of the referred Instruction has not generated material impacts to the income statement of the period, to shareholders’ equity or to the TNCP disclosures.

Still in compliance to Instruction CVM nr. 469, the TNCP assessed the impacts of the changes provided by Law 11,638, the Company, at this moment, believes that the following items may be of certain relevance to its financial statements: (i) the preparation of statement of value added in its annual financial statements; (ii) the accounting treatment to be given to the deferred assets presented in non current assets of this quarterly information and (iii) the recognition of fair value of certain financial instruments, disclosed in comparison to the accounting values in Note 19 to this quarterly information.

With regards to the other changes not yet introduced, TNCP’s management understands it depends on the regulations to be issued by the competent entities to estimate the effects resulting of the referred Law and, in its assessment, based on the currently existing local and international pronouncements, the effects would not be relevant to its financial statements.

(c) Cash and cash equivalents and Short Term Investments

Mainly comprised by highly liquid temporary investments which original maturity dates is no later than 90 days . The other investments are stated at cost, plus income earned up to the balance sheet date.

Short-term investments are represented by investments in an exclusive investment fund, with original maturity in excess to 90 days. The investments are shown at the value of the unit of the fund on the date of the balance sheet, and the portfolio of the exclusive fund is recorded at its realization value.

(d) Accounts receivable

Mainly represented by services and products billed to customers, by services rendered up to the balance sheet date but not yet billed, and by amounts arising from the use of Amazônia’s operations network by subscribers from other telecommunications carriers.

(e) Allowance for doubtful accounts

Management, based on its most recent experience, periodically evaluates the estimated loss percentages in order to record Amazônia’s allowance for doubtful accounts when the recovery of a receivable is considered unlikely.

(f) Inventories

Mainly comprised by mobile telephone handsets stated at average acquisition cost, net of a provision to adjust to market value for handsets and accessories out of line or whose acquisition costs are higher than the realization value.

(g) Investment in subsidiary

Evaluated at the equity method of accounting, calculated on the result of the year and other equity variations of Amazônia.

(h) Property, plant and equipment and Intangible

Property, plant and equipment and Intangibles are stated at acquisition and/or construction cost, less accumulated depreciation / amortization. Depreciation and Amortization is calculated on the straight-line method when assets enter into operation, at the rates mentioned in Note 11.

Amazônia reviews the recovery value of property, plant and equipment and intangibles by means of its future operations, when there are facts that may affect them. The purpose of this procedure is to verify if the recovery value is lower than the net book value.

When this occurs, Amazônia reduces the net book value to the recovery value. No provision was deemed necessary on June 30, 2008 and March 31, 2008.

Interests and financial charges on loans and financing obtained for investment in Amazônia´s construction in progress (Assets and Facilities in Progress) are capitalized until such assets start to operate. Costs incurred with maintenance and repair are capitalized when they represent an increase in installed capacity or of the useful life of the asset. In the first semester of 2008 and 2007, no interests and financial charges were capitalized.

(i) Other assets

Other current assets and non current assets are stated at cost or realizable values, including, when applicable, earnings, foreign exchange rate variations and monetary variations accrued.

(j) Foreign currency transactions

These are recorded at the rate prevailing on the date of transactions and restated based on the foreign exchange rate effective at the balance sheet date. Foreign exchange gains/losses immediately recognized in the current year’s results.

(k) Income tax and social contribution

Income tax and social contribution on net income are calculated pursuant to prevailing laws. Deferred tax credits and liabilities are calculated based on the estimated amount of realization of the tax benefit of goodwill acquired from the Holding, through a process of restructuring, the tax losses, and the negative basis of social contribution and temporary differences arising mainly from allowance for doubtful accounts, provisions for contingencies and provision for accounts payable – hedge operations, provision for accounts payable and provision for profit sharing, as shown in Note 4.

As required by CVM Instruction 371/2002, the TNCP and Amazônia carry out technical feasibility study regarding the future realization of the deferred tax assets, considering the possible capacity of taxable income generation. These studies are performed yearly and, when necessary, TNCP and Amazônia record a loss provision for the installment of deferred social contribution and income tax realizable after the ten-year term allowed by the aforementioned Instruction. These studies are approved by the management bodies of the Companies.

(l) Provision for contingencies

Provisions for contingencies are recorded, based on the opinion of the legal advisors to cover probable losses and legal obligations of the TNCP and Amazônia resulting from tax, civil and labor claims, as required by CVM Instruction nº. 489/2005.

(m) Other liabilities

Other current and non current liabilities are stated at known or estimated amounts, plus, when applicable, corresponding charges, foreign exchange rate variations and monetary variations incurred.

(n) Determination of income and revenue recognition

Income is determined on the accrual basis. Revenues from telecommunications services are recorded at the rate prevailing on the date the services are rendered. Revenues from mobile telephony services comprise fees of subscription, usage, network usage, maintenance and other services rendered to subscribers. All services are billed monthly. Services rendered between the invoicing date and the end of each month are calculated and recorded as revenue in the month services are rendered. Revenues from credit recharge of prepaid cell phones are deferred and recorded in income as services are effectively provided or when the credits expire. The free minutes resulting from the reload promotions are deferred at the moment of their concession and recognized to income statements simultaneously as gross service revenues and deductions of service revenues when they are effectively used by the client. Revenues from sales of handsets and accessories are recorded when products are delivered and accepted by consumer or dealer.

(o) Pension plan

Amazônia participates in pension plans offering its employees pensions and other post-employment benefits. Actuarial liabilities were calculated and recorded based on the projected unit credit method, pursuant to CVM Resolution nº. 371/2000.

(p) Employees’ profit sharing

TNCP and Amazônia record profit sharing based on the achievement of goals established for the year, subject to approval at the Shareholders’ Meeting.

3 Transactions with related parties

		Holding		Consolidated

	06.30.08	03.31.08	06.30.08	03.31.08

Assets
Current Assets – Accounts
receivable
Telemig Celular S.A.	-	-	-	20
Telemar Norte Leste S.A.	-	-	7,735	-
TNL PCS S.A.	-	-	3,407	-
Brasil Telecom S.A.	-	-	-	2,345

	-	-	11,142	2,365

Non-Current Assets - Long-term
Receivables
Amazônia Celular S.A.	197	497	-	-

Liabilities

Current Liabilities – Accounts
Payable
Telemig Celular S.A.	-	-	-	11
Telemar Norte Leste S.A.	-	-	2,489	-
TNL PCS S.A.	-	-	73	-
Brasil Telecom S.A.	-	-	-	1,628

	-	-	2,562	1,639

Non-Current Liabilities - Long-term
Liabilities
Amazônia Celular S.A.	-	-	-	-
Telemig Celular S.A.	-	25	-	20,443
Telemig Celular Participações S.A.	-	-	-	2,953

	-	25	-	23,396

	06.30.08	06.30.07	06.30.08	06.30.07

Accumulated Results

Service revenue
Telemig Celular S.A.	-	-	-	334
Telemar Norte Leste S.A.	-	-	15,274	-
TNL PCS S.A.	-	-	15,399	-
Brasil Telecom S.A.	-	-	-	4,732

	-	-	30,673	5,066

Interconnection Expenses:
Telemar Norte Leste S.A.	-	-	1.602	-
Tele Norte Leste Participações S.A.	-	-	10.263	-

	-	-	11.865	-

Revenue (expenses) from sharing
of resources
Amazônia Celular S.A.	1,090	1,038	-	-
Telemig Celular S.A.	-	(164)	-	(9,280)
Telemig Celular Participações S.A.	-	-	-	(916)

	1,090	874	-	(10,196)

TNCP carries out transactions with Amazônia and other related parties concerning certain services. Related-party transactions are carried out under conditions agreed among parties, which, in Management’s understanding, are in market conditions.

Up to March 31, 2008, Telemig Celular Participações S.A. (“Telemig Part.”), Telemig Celular S.A. (“Telemig”) and Brasil Telecom S.A. were related parties, therefore have been maintained in the note and commented below only for purposes of comparison.

(a) Roaming agreements

Amazônia is a member of the Brazilian roaming committee of mobile operators, which includes the related Company on June 30, 2008, Oi (related company as of April 3, 2008, through the transfer of TNCP’s equity control to TMAR, as detailed in note 1). The purpose of this committee is to oversee technical and system aspects to ensure the high quality of the roaming service. As required by Brazilian regulations, Amazônia, Oi and other mobile operators facilitate roaming to their respective subscribers.

(b) Cost sharing

On March 20, 2003, TNCP and Amazônia entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders’ Meetings of the respective companies, both held on March 19, 2003.

The balances recorded in long-term assets and long-term liabilities are exclusively related to the cost sharing and jointly-owned unit creation agreement mentioned above.

The balances are adjusted by the variation of the Interbank Deposit Certificate (CDI).

(c) TNL PCS S.A. and Telemar Norte Leste S.A.

Accounts payable to Oi and Telemar refer to pass-through of domestic and international long-distance calls made by subscribers of Amazônia using OI/TMAR’s CSP. Accounts receivable and service revenues refer mainly to the revenue from interconnection for the use of Amazônia’s network in these long-distance calls and sharing of infrastructure.

(d) Brasil Telecom S.A.

TNCP and Brasil Telecom S.A. (“BrT”) were considered related parties due to, on March 31, 2008, common shareholders in their control chain.

Accounts payable to BrT on March 31, 2008 refer to the pass-through of domestic and international long-distance calls made by Amazônia’s subscribers using the CSP of BrT. Accounts receivable and service revenues mainly refer to the interconnection revenues for the use of Amazônia’s network in such long-distance calls.

(e) Telemig Celular S.A. and Telemig Celular Participações S.A.

On March 20, 2003 TNCP, Amazônia and the related companies on March 31, 2008, Telemig Part. and Telemig, entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders’ Meetings of the respective companies, both held on March 19, 2003.

The balances presented in long term liabilities on March 31, 2008 are exclusively related to the cost sharing and establishment of a jointly-owned unit described above and are remunerated by the variation of the Interbank Deposit Certificate (CDI). On June 30, 2008, these amounts were classified as “Other Obligations”, as current liabilities.

Other accounts receivable and payable recorded, respectively, in current assets and current liabilities, and service revenues with Telemig Part. on March 31, 2008, refer to the pass-through of call add-ons and displacement of subscribers of the carrier in roaming in Telemig Part.’s operating area.

On April 7, 2008 TMAR, Vivo and Telemig entered into a Memorandum of Understanding through which the parties determined a procedure to segregate the activities of Amazônia from the activities of Telemig Part. The agreement requires Telemig Part. and Amazônia to: (i) enter into a services agreement, pursuant to which Telemig Part. will provide certain services to Amazônia, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define together certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets will be segregate; (v) keep confidential any information obtained from the other party during this transition period; and (vi) independently to contract auditors to assist in the segregation process and for transparency purposes. This memorandum is valid for a nine-month term, renewable for additional tree-month term.

4 Income tax and social contribution

(a) Income Tax and Social Contribution Recoverable

	Holding		Consolidated

	06.30.08	03.31.08	06.30.08	03.31.08

Advances and Other Income Tax Recoverable	1,176	1,156	1,176	2,001
Amounts
Advances and Other Social Contribution
Recoverable Amounts	-	-	1,537	122

	1,176	1,156	2,713	2,123
Less: Portion classified as long term	(1,176)	(1,156)	(1,176)	(1,156)

Portion classified as current	-	-	1,537	967

(b) Deferred income tax and social contribution - assets

Deferred income tax and social contribution assets have the following nature:

	Holding		Consolidated

	06.30.08	03.31.08	06.30.08	03.31.08

Deferred income tax and Social Contribution –
Assets
Deferred Income Tax
Tax loss	33,570	31,889	46,714	46,205
Allowance for doubtful accounts	-	-	11,633	11,429
Provision for contingencies	-	-	38,434	37,199
Goodwill (CVM Instruction 349)	5,239	6,164	5,239	6,164
Provision for accounts payable – hedge operations	-	698	16,363	12,890
Provision for accounts payable	84	118	4,592	3,963
Provision for profit sharing	-	-	459	391
Other expenses	-	-	2,664	2,764

	38,893	38,869	126,098	121,005

Deferred social contribution
Negative calculation basis	12,085	11,480	22,673	22,335
Allowance for doubtful accounts	-	-	4,188	4,115
Provision for contingencies	-	-	2,712	2,780
Goodwill (CVM Instruction 349)	1,886	2,219	1,886	2,219
Provision for accounts payable – hedge operations	-	251	5,891	4,640
Provision for accounts payable	30	42	1,653	1,427
Provision for profit sharing	-	-	165	141
Other expenses	24	24	1,017	1,019

	14,025	14,016	40,184	38,676

Deferred Income Tax and Social Contribution –
Liabilities
Income Tax - foreign exchange variation – cash basis	-	-	(10,460)	(7,158)
Social Cont. – foreign exchange variation – cash basis	-	-	(3,766)	(2,577)

Total Deferred Income Tax and Social Contribution	52,918	52,885	152,055	149,946

Portion of credits not recorded	(3,642)	(3,609)	(5,798)	(3,689)

Provision for loss	(49,276)	(49,276)	(64,126)	(64,126)

	-	-	82,131	82,131

Amazônia has 75% tax benefit reduction in the income tax generated in the ADA’s inventive areas – Amazon Development Areas – in the Units of Pará, Amazonas and Roraima, for a period of 10 years counted from 2004. With regards to the Units of Amapá and Maranhão, the obtaining of the tax benefit is in phase of confirmation by the Federal Revenue Service.

In the fiscal year of 2007, Amazônia changed the tax regime on foreign exchange gains, from the accrual basis regime to cash regime. The deferred income tax and social contribution liabilities refer to the gains from foreign exchange variation calculated by the accrual regime not yet taxed.

Pursuant to CVM Instruction nº. 371/2002, at the end of 2007, the management of TNCP and Amazônia prepared technical feasibility studies on the future realization of the deferred tax assets, considering the probable capacity of future taxable income generation by TNCP and Amazônia, in the scope of the main variables of its businesses that may, therefore, undergo changes. These studies were approved by the Board of Directors of TNCP and Amazônia on February 25, 2008 and examined by the Fiscal Council on February 26, 2008.

Through the referred technical study, on December 31, 2007, it was identified that a portion of the deferred income tax and social contribution balance of TNCP, in the amount of R$49,276, and Amazônia, in the amount of R$14,850 will be realized beyond the ten-year horizon allowed by CVM Instruction 371/2002. Therefore, a provision for loss in the realization of these assets, in these amounts, was booked.

As a consequence of the change in shareholding control mentioned in Note 1 (c), TNCP’s holding intends to implement a corporate restructuring aiming at simplifying TNCP’s and Amazônia’s corporate structure, reducing operating costs, according to the strategy disclosed in the Tender Offer of July 18, 2008, mentioned in Note 1 (d). Management is analyzing some alternative methods to implement the corporate restructuring in such a way it is performed to the best interest of TNCP and Amazônia shareholders. The definition about the corporate restructuring depends on external factors for its full implementation, mainly, the conclusion of the tender offers to purchase shares (TO’s) mentioned in Note 1 (d). Therefore, during upcoming quarters, after the conclusion of the TO’s and the definition about the corporate restructuring, the studies will be updated according to the results achieved in the next months. In function of the described above, Management believes in using the tax credits recorded, including those resulting from tax loss carry-forwards and negative basis in the amount of R$23,733.

In the first semester of 2008 and during the year of 2007, in function of the inexistence of profitability history (generation of taxable income) by TNCP, a credit of deferred income tax and social contribution was recorded only on the tax loss and negative basis generated by the goodwill amortization. The credit recorded equals to the amount of tax credit on the goodwill realized in the quarter, in such a way that the total balance of deferred income tax and social contribution assets has not been changed.

The tax credits on tax loss and negative basis generated by other operations and on temporary additions have not been recorded. On June 30, 2008, the unrecorded tax credits totaled R$2,274 (March 31, 2008 – R$3,689).

Despite the technical study prepared by Amazônia indicates that the taxable income in the 10 year period will be enough for the realization of the tax credit in the amount of R$89,354, Management decided, in observance to the CVM Instruction 371/2002, not review the additional reversal of the provision in the amount of R$7,223, in function of the inexistence of profitability history (generation of taxable income) in the past years by Amazônia.

According to the projections made by Amazônia’s management, long term deferred income tax and social contribution will be realized in the following years:

Year of Use	Consolidated

2010	2,500
2011	5,548
2012	7,616
2013	9,871
2014	12,967
2015 to 2017	43,629

Total (As of 06/30/2008)	82,131

As the taxable base of the income tax and social contribution arises not only from the profit that may be generated but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the TNCP’s net income and the tax income and social contribution results. Therefore, the expectation of use of the tax credits must not be taken as the only indication of the TNCP’s and Amazônia’s future results.

In the consolidated financial statements prepared in accordance with the generally accepted accounting principles of the United States of America (“US GAAP”) for the year ended on December 31, 2007, the TNCP’s Management at that time, having in view the losses accumulated in the last years and considering the expectation of negative results in near future, decided, pursuant SFAS 109 – Accounting for Income Taxes, to record a provision for losses for the totality of the deferred asset (including the Company’s balances), notwithstanding the fact that the components of the deferred tax asset do not expire and that the projections of future results are more favorable as from the full depreciation of the TDMA equipment network and of the actions implemented by the Management mentioned above.

(c) Reconciliation of income tax and social contribution in the income statement

The amounts of income tax and social contribution in the quarter, shown in the results, are reconciled to their amounts at the nominal rate as below:

		Holding		Consolidated

	06.30.08	06.30.07	06.30.08	06.30.07

Income before income tax, social contribution
and profit sharing	3,691	(10,268)	9,105	(14,000)
(-) Equity accounting	(4,036)	9,435	-	-
Permanent additions (exclusions), net	-	-	(378)	1,886

Calculation basis	(345)	(833)	8,727	(12,144)

Income tax and social contribution (34%)	117	283	(2,967)	4,119
Income tax and social contribution on tax loss
and negative basis and temporary additions
unrecorded	(117)	(283)	(2,274)	(4,119)
Supplement (Reversal) of previous year –
income tax and current social contribution	-	-	1,175	-

	-	-	(4,066)	-

5 Cash and Cash Equivalents and Short Term Investments

		Holding		Consolidated

	06.30.08	03.31.08	06.30.08	03.31.08

Cash and Cash Equivalents
Cash and Banks	35	35	8,854	972
Financial Investments – (original maturity less
than 90 days)	-	-	30,369	2,945

	35	35	39,223	3,917

Short Term Investment
Investment Fund	2,975	14,164	3,413	24,961
Other	480	-	480	-

	3,455	14,164	3,893	24,961

On March 31, 2008, the investment funds were mainly represented by investments in an “Investment Fund in Quotas of Investment Funds – FIC” (formed by Amazônia, TNCP and by the related parties on March 31, 2008, Telemig and Telemig Part), which also invests in quotas of other exclusive Investment Funds, as mentioned in Note 20. During the quarter ended on June 30, 2008, these investments were called and reinvested, mainly in fixed income securities of prime financial institutions (Banking Deposit Certificates – CDB).

On June 30, 2008 and March 31, 2008, the portfolios of the Investment Funds were substantially comprised of highly liquid federal government securities and also by private securities of prime financial institutions, also of high liquidity, recorded at their realization amounts.

The Investment Funds carry out operations with financial instruments with the purpose of reducing the exposure to interest risk, which are also recorded at realization amounts.

With the consolidation of the Investment Fund, the balance of short term Investments would have the following break-down:

	Consolidated

	06.30.08	03.31.08

Fixed Income Securities – substantially Federal Public securities	3,413	24,961
Banking Deposit Certificates	480	-

As of June 30, and March 31, 2008 there was no guarantees, mortgages, pledges or other sureties granted in favor of the exclusive funds.

6 Accounts Receivable, net

	Consolidated

	06.30.08	03.31.08

Telecommunications services	106,414	107,177
Handsets and accessories sales	9,556	12,394

	115,970	119,571

Allowance for doubtful accounts	(45,624)	(44,597)

	70,346	74,974

The activity of the allowance for doubtful accounts, in the quarter, may be summarized as below:

		Consolidated

	06.30.08	03.31.08

Beginning Balance	44,597	42,780
Provision complement in the quarter	5,058	4,914
Write-off of accounts due over 180 days and
recoveries	(4,031)	(3,097)

Ending balance	45,624	44,597

On June 30, 2008 and March 31, 2008, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by Amazônia’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the SMP.

On June 30, 2008, Amazônia had overdue accounts receivable from telephone operators in the amount of approximately R$19,898 (March 31, 2008 – R$16,847), resulting from the use of its network. The overdue amounts are in process of collection and negotiation with the operators, which also involve amounts payable offset by Amazônia in the amount of R$9,383 (March 31, 2008 – R$9,318), due to the lack of collection in portion of the referred overdue amounts. Amazônia’s management considers that the recovery of these overdue amounts is probable.

7 Inventories

		Consolidated

	06.30.08	03.31.08

Handsets and accessories	23,903	22,272
Provision for adjustment to market value	(10,655)	(11,056)

	13,248	11,216

8 PIS and COFINS Recoverable – Law 9,718/98 (long-term and short-term)

In the year of 2006, TNCP and Amazônia were successful in the legal action that questioned the constitutionality of the increase in the calculation basis of PIS and COFINS introduced by Paragraph 1, Article 3 of Law 9,718 of November 27, 1998. Accordingly, considering that the decision is final and non appealable, the TNCP and Amazônia recognized, in the last quarter of 2005, the credit of these taxes, in the amounts of R$1,343 and R$9,066, respectively.

The updated value of these credits on June 30, 2008 is R$1,551 in TNCP and R$17,162 in Amazônia, totaling R$18,713 on a consolidated basis. The credits are recorded in the item “PIS and COFINS Recoverable – Law 9,718/98” in current assets of Amazônia and long term assets of TNCP. TNCP and Amazônia will perform the offset of the credits after their confirmation by the Federal Revenue Secretary.

9 ICMS recoverable – property, plant and equipment (long-term) - Consolidated

This refers to recoverable ICMS installments, to be offset as from April 2009 at the ratio of 1/48, relating to the credits arising from the acquisition of equipment for property, plant and equipment, in accordance with Complementary Law 102 of July 11, 2000. The balance on June 30, 2008 amounted to R$3,108 (March 31, 2008 – R$3,602).

10 Investment in Subsidiary

(a) The details of the equity interest in Amazônia Celular S.A. are as follows:

		Holding

	06.30.08	03.31.08

Capital stock	231,432	231,432
Shareholders’ equity	132,243	132.136
Interest in capital stock	74.96%	74.96%
Interest in voting capital	89.78%	89.78%
Amount of shares held (in millions)
Preferred	2,374	2,374
Common	2,039	2,039

	06.30.08	03.31.08

Result for the period – accumulated of Amazônia	5,384	(13,167)
Equity Interest	74.96%	74.96%
Equity Result
Accumulated equity accounting from the result of Amazônia	4,036	(9,870)
Items that are not charged to Amazônia’s result	-	435

Total	4,036	(9,435)

(b) Investment activity

	06.30.08	03.31.08

Balance at the beginning of the period	99,046	95,090
Equity accounting of the period	80	3,956

Balance at the end of the period	99,126	99,046

(c) Other information

The quarterly information of Amazônia was reviewed by the same independent auditors of the Holding.

11 Property, Plant and Equipment and Intangible (Consolidated)

		Consolidated

				06.30.08	03.31.08

	Annual
	depreciation/		Accumulated
	amortization	Cost	depreciation/	Net	Net
Property, Plant and Equipment	rate - %		amortization	amount	amount
Equipment and transmission means	12.5 to 20.0	447,006	384,666	62,340	72,534
Switching and control centers	12.5 to 20.0	254,090	180,706	73,384	78,721
Power supply equipment	20.0	30,067	26,364	3,703	4,197
Buildings	5.0	8,870	6,293	2,577	2,612
Towers and other support and
protection devices	10.0	39,485	25,768	13,717	14,508
Information technology equipment	20.0	20,548	17,607	2,941	2,283
Terminal equipment	20.0	8,898	5,268	3,630	3,124
Other assets	10.0 to 20.0	39,821	29,301	10,520	11,066

Total assets and facilities in service		848,785	675,973	172,812	189,045
Assets and facilities in progress (*)		26,473	-	26,473	27,790

Total Property, Plant and Equipment		875,258	675,973	199,285	216,835

Intangible
Software	20.0	128,951	102,951	26,000	29,685
Authorizations – Personal Mobile Service	21.1 to 22.8	14,067	11,340	2,727	3,512
Other	10.0 to 20.0	12,617	12,575	42	47

Total Intangibles in Service		155,635	126,866	28,769	33,244
Intangibles in progress (**)		4,281	-	4,281	2,002

Total Intangibles		159,916	126,866	33,050	35,246

(*) Refers mainly to equipment and means of transmission which installation by the vendor and/or acceptance by the Amazônia have not been completed yet. The amounts include the civil works, towers, supports, protectors and equipment of electric energy necessary for the installation and operation of the equipment.

(**) Refers mainly to management application, billing and customer service software in development or implantation stage.

At the occasion of the technological migration process, Amazônia’s management performed the evaluation of the recoverable amounts of TDMA network equipments through its future operations, based on the present value of future cash flows and concluded that no obsolescence reserve would be necessary. Substantially, all the assets of TDMA network will be totally depreciated up to the end of 2008.

On June 30, 2008, Amazônia had equipment, properties and other assets pledged or indicated as attachments in court proceedings, in the amount of R$2,281 (March 31, 2008 – R$2,571).

12 Suppliers

		Consolidated

	06.30.08	03.31.08

Material and service suppliers	43,206	51,127
Interconnection and amounts to transfer – SMP	22,385	23,038

	65,591	74,165

(a) Material and service suppliers

On June 30, 2008 and March 31, 2008, the balance includes mainly the liabilities with suppliers for the supply of handsets, equipment, services and execution of civil construction related to the expansion of the GSM/EDGE network.

(b) Interconnection and amounts to transfer - SMP

Includes accounts payable to other mobile, fixed and long-distance telephone carriers related to network usage charge, additional call pass-through, roaming and long-distance calls.

On June 30, 2008, Amazônia had outstanding payable amounts with other carriers totaling R$9,383 (March 31, 2008 – R$9,318), which are being negotiated (see Note 6).

13 Loans and Financing

On June 30, 2008 and March 31, 2008, the principal amount of loans and financing was as below:

		Consolidated

	06.30.08	03.31.08

ABN AMRO Real – Resolution 2770 – The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 6.04%. Interest and principal are due on September,
2008.	68,263	75,004

Unsecured Senior Notes – The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of
8.750%. Interests are payable semi-annually. Principal is repayable
in January 2009.	63,676	69,964

Unibanco - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 1%. Payment is in a
single installment due on April 2008.	-	4,917

	131,939	149,885
Less: short term installments	(131,939)	(149,885)

Long-term Portion	-	-

Interest on loans and financing in the amounts of R$3,776 and R$1,278 on June 30, 2008 and March 31, 2008, respectively, are shown in the account “Provisions” under current liabilities.

On March 26, 2008 Amazônia made the payment of interests accrued up to that date referring to the ABN AMRO Real loan. Upon this interest payment, the maturity of the principal amount was automatically extended to September, 2008 according to the provision of contractual clause.

The loan contracted with Unibanco was settled on April 07, 2008.

The Unsecured Senior Notes (“Notes”) funding program and the Loan and Financing Agreements obtained from ABN AMRO Real have restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and achievement of certain limits substantially based on balance sheet financial ratios, among others. The Notes have further restrictive clauses as to the compliance of certain limits, based substantially on balance sheet financial indicators and EBITDA (Earning before Interests, Taxes, Depreciation and Amortization). In case of non compliance of these clauses, the Notes may have their maturities accelerated.

On June 30, 2008 by all financial covenants of the ABN AMRO REAL loan and the Notes were complied with by Amazônia.

14 Concession Contracts Payable

			Consolidated

	06.30.08			03.31.08

	Short	Long	Short	Long
	Term	Term	Term	Term

Concession Contracts Payable
Concession of Use of Radio-frequency blocks
1,800 MHz (Region I, Sectors 13 to 17)
	2,656	7,971	2,502	10,008
Concession of Use of Radio-frequencies sub-
ranges of 900 MHz extension (Region I,
Sectors 13 to 17)	835	3,340	777	3,109

	3,491	11,311	3,279	13,117

The amounts refer to the values payable to Anatel for the concessions of radio-frequencies and authorization of SMP provision, obtained through auctions.

The contracts are paid in annual installments started in 2007 and with final maturities in 2012. The outstanding balance is restated by the IGP-DI, added by 1% interest per month.

15 Provision for Contingencies

		Consolidated

	06.30.08	03.31.08

Tax contingencies	170,598	169,577
Civil and labor contingencies	4,995	4,942

	175,593	174,519

Court deposits	(145,967)	(144,203)

	29,626	30,316

(a) Tax contingencies

i. Tax on Sales and Services (ICMS) on monthly subscription, value added services and activation –

Amazônia’s management, supported by its legal advisors, understands that ICMS should be levied only on telecommunications services and, therefore, the assessment on monthly subscriptions and activation is illegal, since these are not deemed telecommunications services. On June 11, 2008, the First Section of the Superior Court of Justice approved the text of Resolution 350, confirming the understanding that ICMS is not incidental on the activation service of mobile telephone. Amazônia filed five judicial lawsuits, being one for each state where Amazônia operates, to discuss the legality of the ICMS assessment on services of monthly subscription, value added services and other five judicial lawsuits, also one for each state, to discuss the ICMS incidence on the amounts referred to activation.

Regarding the actions challenging the ICMS levied on activation fees, the legal actions filed in the States of Amazonas, Roraima, Amapá and Maranhão were favorable to Amazônia, and are final and non appealable. With regards to the State of Pará, Amazônia is still expecting final decision of process.

With regards to the ICMS on subscription and value added services, in the State of Amapá, the processed has gone through final sentence in 2004. In the other states, the situation is as follows:

• State of Pará

On February 21, 2005, the Court of Justice of the State of Pará rendered a decision in favor of Amazônia. On April 18, 2005, the Court of Justice of the State of Pará issued an order authorizing the release of the judicial deposits, given that the decision became final and non appealable in view of expiration of the statute of limitation. Deposits in the amount of R$6,944 were released and the corresponding provision was reversed.
However, the Decision was reissued and the State Attorney General filed an appeal, which was ruled to be timely. The Office of the State Attorney General filed another appeal, however, the Court of Justice of Pará, by unanimous decision, judged the theme favorably to Amazônia.

In the year of 2006 and from January to November, 2007 in function of the appeal filed by the State Attorney’s Office, and while there was no final decision of the decision favorable to Amazônia, Management made the provision for this obligation.

On December 27, 2007, Amazônia and the State of Pará entered into an agreement to settle the legal suit. At that date, the Pará’s State Attorney General filet a petition of waiver of the judicial litigation and recognized Amazônia’s right in not paying ICMS on subscription fees and value added services. Therefore, in December, 2007 Amazônia made the reversal of the amounts provisioned for. The amount reversed in 2007, net of judicial deposits written-of in the amount of R$1,803, totaled R$30,557, being that R$5,253 were recorded as sales deductions, R$21,358 as administrative expenses and R$3,946 as financial expenses.

On March 31, 2008, Amazônia and the State of Pará executed a new term of agreement, where the Pará’s State Government recognized the right and authorized Amazônia to credit the amount of R$12,811, unduly paid in the period from 1998 to 2004 as ICMS on “Subscription Fees and Value-Added Services”. This credit was recorded in Amazônia’s balance sheet as ICMS Recoverable (current assets), in counterparty to other operating income in the statement of income.

• State of Amazonas

The Court of Justice of the State rendered a decision against Amazônia on June 18, 2003, against which Amazônia filed Special and Extraordinary appeals with the Higher Courts (Superior Court of Justice and Federal Supreme Court). The provision recorded on June 30, 2008 amounted to R$15,276 (March 31, 2008 - R$14,267), with corresponding judicial deposits in the same amount (March 31, 2008 - R$14,267).

Despite the opinion of the legal counsel of Amazônia that the chances of loss in this proceeding are possible, the Management understands it is a legal obligation, under the terms of Resolution CVM Nº 489/2005.

• State of Roraima

In Roraima, the Superior Court of Justice rendered a decision in favor of Amazônia on December 14, 2004. The Office of the Attorney General of the State of Roraima filed a Motion for Clarification, which was denied by the Superior Court of Justice on April 7, 2005. The State Attorney General filed a Divergence Motion, which was also denied by the Superior Court of Justice on September 29, 2005. The State Office of the Attorney General filed a Regulatory Appeal, equally denied by the Superior Court of Justice on March 22, 2006. For this reason, they filed an Extraordinary Appeal with the Federal Supreme Court, or STF, which was once again denied. Finally, on December 14, 2006 the State Office of the Attorney General filed an Interlocutory Appeal with the Federal Supreme Court, which is pending judgment. The Federal Supreme Court, on September, 21 2007 denied the continuity of the interlocutory appeal. On October 19, 2007 the State of Roraima filed a Regimental Appeal at the Federal Supreme Court against this decision.

On June 30, 2008, the provision for this obligation totaled R$13,918 (March 31, 2008 – R$13,551) with the judicial deposits corresponding to the same amount (March 31, 2008 – R$13,551).

Despite the opinion of the legal counsel of Amazônia that the chances of loss in this proceeding are possible, the Management keeps a provision for the amounts being discussed because it understands this is a legal obligation, under the terms of Resolution CVM Nº 489/2005.

• State of Maranhão

On August 6, 2002, the Court of Justice of Maranhão rendered a decision in favor of Amazônia. Accordingly, the judicial deposits were released in January 2003 and the provision was reversed in 2002. Despite the issuance, by the Court of Justice of the State of Maranhão, of the res judicata certificate, the Office of the Attorney General of the State Treasury filed an appeal with the Federal Supreme Court and with the Superior Court of Justice, which remanded the case to the Court of Justice of Maranhão for a new judgment. Amazônia filed a motion for clarification, which was denied by the Superior Court of Justice. On May 03, 2007, the process returned to new trial by the Maranhão’s Court of Justice.

On June 30, 2008 the provision for this obligation totaled R$23,135 (March 31, 2008 – R$23,648), without the corresponding judicial deposits.

Despite the opinion of the legal counsel of Amazônia that the chances of loss in this proceeding are possible, the Management keeps a provision for the amounts being discussed because it understands this is a legal obligation, under the terms of Resolution CVM Nº 489/2005.

ii. Telecommunications Inspection Fee - FISTEL

Amazônia filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by Amazônia, and started to accrual and deposit in court the amounts related to the Operating Inspection Fee (TFF) and the Installation Inspection Fee (TFI).

In the understanding of Management of Amazônia and its legal advisors, the chances of loss in these processes are possible. However, for being a legal obligation under the terms of the Resolution CVM Nº 489/2005, Amazônia recorded a provision for this obligation. The provision recorded on June 30, 2008 was R$116,633 (March 31, 2008 - R$116,245), with corresponding court deposits in the same amount.

iii. Fund for Universalization of Telecommunication Services - FUST

Based on Article 6 of Law 9998/2000, which instituted the FUST, Amazônia does not include in the calculation base for the contribution the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

On December 15, 2005 the ANATEL’s Management Board approved Compendium 7, which determines the inclusion of the mentioned revenues in the calculation base for FUST, with application retroactive to January 2001.

In the understanding of Management and of its legal counsel, the ANATEL Compendium 7 violates the principles of Law 9998/2000, as well as certain constitutional provisions. On January 2006 the mobile carriers filed a Writ of Mandamus with the purpose of protecting their legitimate rights of continuing to pay FUST without any broadening of the calculation base not provided by law.

On November 16, 2006 Amazônia received 48 Assessment Notices related to FUST on the revenues from interconnection in 2001. On November 17, 2006, it received another 36 Assessment Notices that were duplicates of those received on November 16. The Notices total R$7,633. The pertinent Administrative Appeals were filed on December 14, 2006. On September 03, 2007 Amazônia received 12 additional Assessment Notices in the amount of R$1,069 related to FUST on the revenues from interconnection of 2002, being that the appeals to the assessments will be filed by the law firm retained.

Corroborating the above understanding, on March 5, 2007, The Honorable Federal Judge of the 3rd Lower Court of the Federal District judged the action in favor of Amazônia, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue deriving from rendering of telecommunication services, without inclusion of the amounts for transfer of interconnection charges. ANATEL filed interlocutory appeal in Court which is still pending judgment.

On December 21, 2007, Amazônia received 36 more Assessment Notices in the amount of R$2,624 referring to FUST on interconnection revenues of the year 2002, being that appeals have already bee filed by the law firm retained.
Therefore, the FUST obligation on interconnection revenues has been suspended.

Additionally, In the understanding of Management and of its legal counsel, the chances of success in these proceedings are possible, both in the administrative and in the legal levels.

Therefore, no provision for this contingency has been recorded. On June 30, 2008 the total amount involved was R$12,040 (March 31, 2008 – R$11,951).

iv. Fund for Telecommunications Technological Development - FUNTTEL

Based on the provisions of Law 10,052/2000 and Decree . 3,737/2001, which instituted FUNTELL, Amazônia does not include in the calculation of its contribution, the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

The Ministry of Communications took advantage of the interpretation given by ANATEL in publishing the Compendium 07/2005 to also assess and collect the FUNTELL on revenues from interconnection, however, without any regulation that authorizes this collection.

This way, on December 11, 2006 Amazônia received 04 Assessment Notices from the Ministry of Communications related to the FUNTTEL on interconnection revenues in 2001, amounting to R$ 2,100. The legal advisors has filed administrative appeal which is still pending judgment.

In the understanding of Management and its legal advisors, the interpretation of the Ministry of Communications is against the provisions of Law . 10,052/2000 and Decree 3,737/2001, in addition to several constitutional provisions.

On October 11, 2007 Amazônia filed, together with the other cellular carriers, an Interlocutory Injunction to question the collection of FUNTTEL on interconnection revenues.

On November 12, 2007 the preliminary decision favorable was given by the Judge of the 4th Federal Court allowing Amazônia to calculate and pay the contribution to the FUNTTEL on the total amount of its gross operating revenue from telecommunications services, without the inclusion of the amounts of the interconnection transfers.

Therefore, in function of the preliminary decision, the requirement to collect FUNTTEL on interconnection revenues has been suspended.

On November 29, 2007, Amazônia received 01 Assessment Notice from the Ministry of Communications referring to the FUNTELL (year 2002) on interconnection revenues, the amount of R$750. The legal advisors has presented the administrative appeal which is still pending judgment.

Additionally, In the understanding of Management and of its legal advisors, the chances of success in these proceedings, both in the administrative and judicial levels, are possible.

Thus, no provision was recorded for this contingency. On June 30, 2008, the total amount involved was R$6,961 (March 31, 2008 - R$6,963).

v. Other tax contingencies

Amazônia is party to other tax proceedings for which a provision of R$1,636 on June 30, 2008 (March 31, 2008 – R$1,866). The corresponding judicial deposits amounted to R$140 on June 30, 2008 (R$140 on March 31, 2008). Management, based on the opinion of its legal advisors, understands that the provision recorded is sufficient to cover losses that might result from these proceedings.

(b) Civil and labor contingencies

Amazônia is party to certain labor and civil proceedings. Civil contingencies refer mainly, in their majority, to proceedings underway in Civil Special Courts and Civil Courts, of consumer nature, filed by customers (legal entities and individuals). Labor contingencies to proceedings filed by former Amazônia’s call center employees, which has been extinguished. Management, based on the opinion of its legal advisors understands that the provision recorded of R$4,995 (March 31, 2008 – R$4,942) is sufficient to cover losses that might result from these proceedings.

(c) Possible and remote tax contingencies not provisioned

Amazônia has tax claims involving risks of loss classified by management and its legal advisors as possible or remote amounting to R$32,477 and R$1,080 (March 31, 2008 – R$37,651 and R$1,091), respectively, for which no provision for contingencies has been recorded.

16 Shareholders’ Equity

(a) Paid-in capital stock

On June 30, 2008 and March 31, 2008, paid-in capital stock was R$84,851 and was represented by 6,702 thousand shares (March 31, 2008 – 6,702 thousand), of which 2,493 thousand are common (March 31, 2008 – 2,493 thousand) and 4,209 thousand are preferred (March 31, 2008 – 4,209 thousand), all nominative non-par shares. The Company’s authorized capital is 700,000,000 thousand shares.

On December 19, 2002, taking into account the new wording of Article 17 of Law 6,404/76, as per amendments introduced by Law 10,303/01, the Shareholders General Meeting approved amendments in the rules of payment of dividends of the TNCP’s preferred shares, without voting rights, and with priority in capital reimbursement, without premium, and the payment of the minimum, non-cumulative dividends, according to the criteria below, alternatively, considering that which represents the highest amount:

I – 6% (six per cent) p.y. over the amount resulting from the division of the subscribed capital by the total number of TNCP’s shares; or

II - right to receive the minimum mandatory dividend, according to the following criteria:

a) priority to receive minimum, non-cumulative dividends corresponding to 3% of the shareholders’ equity; and

b) right to receive profit distributions under equal conditions with common shares, after these are assured dividends equal to the minimum priority dividend established in conformity with item “a”.

Preferred shares will acquire voting right should TNCP fails to pay minimum dividends for 3 (three) consecutive years.

(b) Reverse Share Split

In the Extraordinary Shareholders’ Meeting held on July 12, 2007 the reverse share split of the shares representing the TNCP’s capital stock was approved. The shares will be grouped in the proportion of 50,000 (fifty thousand) existing shares to 01 (one) share of the respective type.

In Extraordinary Shareholders’ Meeting held on October 29, 2007, the change of the capital stock composition of the TNCP’s capital stock, in function of the above mentioned reverse share split was approved. Since then, TNCP’s capital stock started to be comprised by 2,492,476 common shares and 4,209,206 preferred shares.

On October, 2007 TNCP carried out auctions for the sale of 156,221 common shares and 124,977 preferred shares related to the fractions resulting from the reverse share split. The amount of sale, net of brokerage, fees and income tax, reached R$70.3660 per common share and R$25.3733 per preferred share. The amounts mentioned were made available to the respective shareholders as of October 26, 2007.

The amounts already made available to the shareholders, but not yet claimed, in the amount of R$13,892 (holding) on June 30, 2008 (March 31, 2008 – R$13,947) are recorded in current liabilities as “Reverse Share Split”.

The Extraordinary Shareholders’ Meeting held on July 04 and October 29, 2007 approved the reverse share split and the change of the shareholders’ composition of Amazônia’s capital stock. On October, 2007, the process for alienation of the fractions resulting from the reverse share split was started by the Bovespa. On June 30, 2008, the process was not completed. After the completion of the auctions, Amazônia will make available the proceeds to the respective shareholders.

(c) Dividends

The shareholders are assured a minimum dividend of 25% on the adjusted net income for each year, in accordance with the Brazilian Corporate Law and the by-Laws, being increased up to the amount necessary for payment of the priority minimum dividend on the preferred shares.

The General Extraordinary Meeting held on March 28, 2008, approved the payment of dividends in the amount of R$3,198 related to the minimum mandatory dividend of 6% on the capital stock pursuant Art. 11, I, of the By-Laws, which payment started on April 14, 2008.

17 Insurance Coverage

On June 30, 2008 and March 31, 2008, Amazônia had insurance coverage against fire and sundry risks for inventories, leased assets, property, plant and equipment and loss of profits, in amounts contracted based on the evaluation of management, considering the risks and amounts involved (operating risks policy).

On June 30, 2008 and March 31, 2008, the amounts at risk insured were approximately the following:

	Consolidated

	06.30.08	03.31.08

Inventories	14,373	14,373
Leased assets and property and equipment	564,766	567,192
Loss of profit	248,482	248,482

	827,621	830,047

Additionally, Amazônia has insurance for general civil liability and for national transportation.

18 Stock-based compensation plan

On October 5, 2000, the Board of Directors of the TNCP approved two long-term incentive plans, described as below:

(a) Plan A – This plan covered the key executives who were granted preferred or common shares of the TNCP. The bonuses will be earned and shares would be issued only to the extent that the TNCP achieve its performance goals determined by the Board of Directors during a five-year performance period. On June 30, 2008, all the options granted were expired.

(b) Plan B – This plan covers some of TNCP and Amazônia’s key-executives and other employees. Options granted in such plan refer to preferred shares of TNCP exercised at the market price at the time they are granted. The option exercise is 20% during the second year, 60% during the third year and 100% during the fourth year, and they could be exercised up to October, 2007. The options expired in October 2007 with no exercise performed by the executives.

The Board of Directors of Amazônia and the TNCP, at meetings held on December 29 and 30, 2003, respectively, approved changes to plan B, introducing new grants.

The plan continues to cover some of the Amazônia’s key-executives and the new stock options granted remain related to the preferred shares of the TNCP. However, these new options have an exercise price corresponding to the market price at the time they are granted, with a discount of 20%. The right to option exercise is 40% as from January 2004, 70% as from January 2005, and 100% as from January 2006. These options may be exercised until January 2008. The options expired on January, 2008 without being exercised by the executives.

19 Financial Instruments (consolidated)

TNCP and Amazônia participate in transactions involving financial instruments in order to reduce the exposure to interest and currency risks. Management of these risks is conducted by definition of strategies and determination of limits of exposure.

(a) Foreign exchange rate and interest rate risk

Foreign exchange rate and interest rate risks relate to the possibility of the TNCP and Amazônia incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt balance for loans and financing obtained in the market and corresponding interest expenses. In order to reduce such risks, TNCP carries out hedging transactions, through currency and interest rate swap contracts.

On June 30, 2008, the restated amount of swap contracts totaled R$133,073 (March 31, 2008 – R$149,393). The contracts mature between September, 2008 and January, 2009.

Gains and losses in operations arise from differences in variations of contracted indicators against reference indexes and are accounted for on the accrual basis under interest income or expenses. In the first semester of 2008, net losses on swap operations amounted to R$22,122 (First semester, 2007 - R$26,514). In the same period the gain with foreign exchange variation, mainly related to the foreign denominated debt, totaled R$15,271 (First semester, 2007 – R$22,212).

On June 30, 2008, the net amount payable relating to swap contracts amounted to R$65,450, classified as current liabilities (March 31, 2008 – R$51,561).

On June 30, 2008, TNCP and Amazônia had loans and financing in the amount of R$131,939 (March 31, 2008 - R$149,885) denominated in foreign currency, of which 100% (March 31, 2008 – 100%) were covered by hedge operations.

(b) Credit risk

Credit risk associated with accounts receivable arises from telecommunications services billed and to be billed, resale of handsets and distribution of prepaid cards. Amazônia continuously monitors credit granted to its customers and the delinquency level.

Customer access to telecommunications services is blocked when a bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. Amazônia maintains credit limits for handset resellers and prepaid card distributors which are defined based on potential sales, risk history, payment promptness and delinquency levels. On June 30, 2008, Amazônia had provision to cover eventual losses on accounts receivable amounted to R$45,624 (March 31, 2008 – R$44,597) – (Note 6).

Transactions with financial institutions (financial investments and swap contracts) are distributed among prime financial institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact TNCP and Amazônia operations.

(c) Market value of financial instruments

The market values of the financial assets and liabilities are determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could cause a different effect on the estimated market values.

The accounting balances of financial investments on June 30, 2008 and March 31, 2008 are equivalent to market values, as they are recorded at realization value. The market values of loans and financing and of swap operations were calculated according to the present value of these financial instruments, considering the interest rate practiced by the market for operations of similar nature, term and risk, as shown below:

			Consolidated

		06.30.08		03.31.08

	Book	Market	Book	Market
	value	value	value	value

Financial investments	30,369	30,369	2,945	2,945
Short Term Investments	3,893	3,893	24,961	24,961
Accounts payable – hedge operations	65,450	63,749	51,561	50,005
Loans and financing	131,939	133,628	149,885	152,213

The hedge operations are recognized on a monthly basis in the income statement, considering the yield curve (Note 19 (a)).

20 Special Purpose Entities (EPE)

TNCP, together with its Subsidiary, Amazônia invests in an Investment Fund in Quotas of Investment Funds - FIC (exclusive), managed by Banco Itaú S.A., which, in turn, invests in quotas of exclusive Financial Investment Funds.

The main information on Investment Fund in Quotas of Investment Funds – FIC (exclusive), is summarized as below:

	Holding		Consolidated

	06.30.08	03.31.08	06.30.08	03.31.08

Consolidated Portfolio
National Treasury Bonds – LTN	70,327	299,995	70,327	299,995
Financial Treasury Bonds – LFT	125,818	179,585	125,818	179,585
Notes of National Treasury – NTN	11,465	9,626	11,465	9,626
Private Risk – CDB / Others	27,027	403,614	27,027	403,614
Committed/Over/Cash Dep. Transactions	43,877	71,282	43,877	71,282
Liabilities	44	(57)	44	(57)

	278,558	964,045	278,558	964,045

% share at the end of the quarter	1.07%	1.47%	1.22%	2.59%
Participation amount	2,975	14,164	3,413	24,961

	Holding		Consolidated

	06.30.08	06.30.07	06.30.08	06.30.07

FIC result – in the periods	38,065	16,691	38,065	16,691
Share in FIC result	490	55	1,291	55

For information purposes, the proportional consolidated balance of the short term investments considering the nature of the investments in exclusive funds, is presented in Note 5.

21 Other Information

(a) Proceeding referring to the General Law of Telecommunications

In June 2005, the TNCP and its Subsidiary filed a judicial action against Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Banco do Brasil S.A., for understanding, the claimants, that the defendants are part of the controlling group (through indirect interest) both of the TNCP and its competitor at that time Oi. The action aimed to prevent the defendants from exercising their voting rights in the TNCP and its control chain until the matter concerning the cross shareholding is resolved.

On October 16, 2006, after the taking over of its new Board, the Company presented petition in the records of the action described above, through which it waived the rights on which the referred demand was based. On June 27, 2007, the process was extinguished upon judicial confirmation of the waiver. The abatement of the action will be concluded after final decision.

(b) Communication to the banks about the transfer of shareholding control

On March 13 and 14, 2008, TNCP and Amazônia communicated to the financial institutions with which they have loans, swap contracts and foreign exchange contracts in force about the transfer of the shareholding control effective on April 3, 2008, where TMAR acquired Vivo’s controlling shares (as detailed in Note 1). In the same communication, it was requested to these institutions the maintenance of terms and conditions agreed upon when the companies’ control belonged to Telpart. These correspondences were replied by the banks, being maintained the requested conditions.

* * *

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See – “Comments on the Company’s Consolidated Performance”

*******************

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2008	4 – 03/31/2008
1	Total Assets	493,036	509,739
1.01	Current Assets	165,104	160,297
1.01.01	Cash and Cash Equivalents	43,116	28,878
1.01.01.01	Cash and Cash Equivalents	39,223	3,917
1.01.01.02	Short Term Investments	3,893	24,961
1.01.02	Credits	95,398	101,586
1.01.02.01	Customers	70,346	74,974
1.01.02.02	Miscellaneous Credits	25,052	26,612
1.01.02.02.01	Income Tax and Social Contribution Recoverable	1,537	967
1.01.02.02.02	PIS/COFINS Recoverable – Law 9718/98	17,162	14,872
1.01.02.02.03	Other Taxes Recoverable	6,353	10,773
1.01.03	Inventories	13,248	11,216
1.01.04	Others	13,342	18,617
1.02	Non-current Assets	327,932	349,442
1.02.01	Long Term Receivables	93,335	94,971
1.02.01.01	Miscellaneous Credits	87,966	88,422
1.02.01.01.01	Deferred Income Tax	82,131	82,131
1.02.01.01.02	ICMS Recoverable	3,108	3,602
1.02.01.01.03	Income Tax and Social Contribution Recoverable	1,176	1,156
1.02.01.01.04	PIS and COFINS Recoverable – Law 9718/98	1,551	1,533
1.02.01.01.05	Other Taxes Recoverable	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	5,369	6,549
1.02.02	Permanent Assets	234,597	254,471
1.02.02.01	Investments	77	77
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates/Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries/Goodwill	0	0
1.02.02.01.05	Other Investments	77	77
1.02.02.02	Property, Plant and Equipment	199,285	216,835
1.02.02.03	Intangible	33,050	35,246
1.02.02.04	Deferred Charges	2,185	2,313

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2008	4 – 03/31/2008
2	Total Liabilities	493,036	509,739
2.01	Current Liabilities	321,520	312,518
2.01.01	Loans and Financing	131,939	149,885
2.01.02	Debentures	0	0
2.01.03	Suppliers	65,591	74,165
2.01.04	Taxes, Charges and Contributions	1,162	303
2.01.05	Dividends Payable	106	3,297
2.01.06	Provisions	8,111	5,330
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	114,611	79,538
2.01.08.01	Accounts Payable – Hedging Operations	65,450	51,561
2.01.08.02	Reverse Share Split	14,893	14,970
2.01.08.03	Concession Contracts Payable	3,491	3,279
2.01.08.04	Other Liabilities	30,777	9,728
2.02	Non-current Liabilities	46,579	72,293
2.02.01	Long Term Liabilities	46,579	72,293
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	29,626	30,316
2.02.01.04	Debts with Related Parties	0	23,396
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	16,953	18,581
2.02.01.06.01	Accounts Payable – Hedging Operations	0	0
2.02.01.06.02	Pension Plan – CVM 371	2,250	2,250
2.02.01.06.03	Concession Contracts Payable	11,311	13,117
2.02.01.06.04	Other Liabilities	3,392	3,214
2.02.02	Deferred Income	0	0
2.03	Minority Interests	33,117	33,090
2.04	Shareholders’ Equity	91,820	91,838
2.04.01	Paid-in Capital	84,851	84,851
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit Reserves	160	160
2.04.04.01	Legal	160	160
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profits	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Losses	6,809	6,827
2.04.06	Advance for Future Capital Increase	0	0

07.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 – 01/01/2007 to 06/30/2007
3.01	Gross Revenue from Sales and/or Services	324,250	600,454	196,724	398,298
3.02	Gross Revenue Deductions	(197,951)	(360,034)	(76,969)	(163,104)
3.03	Net Revenue from Sales and/or Services	126,299	240,420	119,755	235,194
3.04	Cost of Goods and/or Services Sold	(82,581)	(156,039)	(78,416)	(155,931)
3.05	Gross Profit	43,718	84,381	41,339	79,263
3.06	Operating Expenses/Revenue	(39,964)	(75,332)	(48,029)	(93,295)
3.06.01	Selling	(23,507)	(50,628)	(27,729)	(54,229)
3.06.02	General and Administrative	(10,859)	(25,688)	(11,811)	(23,015)
3.06.03	Financial	(5,598)	(11,827)	(8,489)	(16,051)
3.06.03.01	Financial Income	2,738	4,727	2,192	5,000
3.06.03.02	Financial Expenses	(8,336)	(16,554)	(10,681)	(21,051)
3.06.04	Other Operating Revenues	0	12,811	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	0	0	0	0
3.07	Operating Income	3,754	9,049	(6,690)	(14,032)
3.08	Non-Operating Income	7	56	46	32
3.08.01	Revenues	12	128	68	86
3.08.02	Expenses	(5)	(72)	(22)	(54)
3.09	Income Before Taxes/Profit Sharing	3,761	9,105	(6,644)	(14,000)
3.10	Provision for Income Tax and Social Contribution	(3,752)	(4,066)	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	581	581
3.12.01	Employee Profit Sharing	0	0	581	581
3.12.02	Subsidiary’s Equity Variation not from Results	0	0	0	0
3.12.03	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	581	581

03.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 – 01/01/2007 to 06/ 30/2007
	Contributions	0	0	0	0
	Reversal of Interests on Shareholders’ Equity	0	0	0	0
	Minority Interest	(27)	(1,348)	1,388	3,151
3.15	Net Income/Loss for the Period	(18)	3,691	(4,675)	(10,268)
	NUMBER OF SHARES, EX-TREASURY (in thousands Reais)	6,702	6,702	335,084,155	335,084,155
	EARNINGS PER SHARE (Reais)		0.55073
	LOSS PER SHARE (Reais)	(0.00269)		(0.00001)	(0.00003)

Scope

The present performance report includes the accounts of Tele Norte Celular Participações S.A. for the period of 04/01/08 to 06/30/08 comparative to the preceding quarters and the same period of last year. The summations presented are subject to rounding differences.

Statement of income

The comments on economic and financial performance are based on the model statement of income shown below: (non accounting figures not reviewed by the independent accountants).

		(R$ thousand)

Consolidated Income Statements	2Q07	1Q08	2Q08

Service Revenues - GROSS	185,995	272,706	320,773
Equipment Revenues - GROSS	10,729	3,498	3,477

Total Revenues - GROSS	196,724	276,204	324,250

Service Revenues - NET	112,570	111,679	123,741
Equipment Revenues - NET	7,185	2,442	2,558

Total Revenues - NET	119,755	114,121	126,299

Costs & Operating Expenses
Cost of Services	47,083	47,419	55,668
Cost of Equipment	8,737	4,549	4,812
Selling & Marketing Expenses	24,535	22,074	17,825
Bad Debts Expenses	2,637	4,414	5,058
General & Administrative Expenses	9,655	11,918	8,572
Other operating expense (income)	(1,765)	(14,209)	(2,097)

EBITDA	28,873	37,956	36,461

Margin %	25.6%	34.0%	29.5%
Depreciation & Amortization	27,074	26,432	27,109

EBIT	1,799	11,524	9,352

Interest Expense	24,297	10,440	21,653
Interest Income	(2,192)	(1,989)	(2,738)
Non Operational Incomes (Expenses)	(14,243)	(2,271)	(13,324)

Earning before Income and Minority Interests	(6,063)	5,344	3,761

Income Taxes	0	314	3,752
Minority Interests	(1,388)	1,321	27

Net Income (loss)	(4,675)	3,709	(18)

Margin %	-4.2%	3.3%	0.0%
Number of shares (thousand)	335,084,155,357	6,701,682	6,701,682
Earnings per share (R$) *	(0.014)	0.553	(0.003)

* 2Q07 - earnings per thousand shares

Operating performance:

Client base (not reviewed by the independent accountants)

The clients base closed the quarter with 1,474 thousand subscribers, 4.9% up quarter-on-quarter and 14.1% up year-on-year. The prepaid segment reached 1,275 thousand clients in the 2Q08, 6.6% and 18.0% up on the 1Q08 and 2Q07 respectively, representing 87% of the total client base. The postpaid segment ended the quarter with 199 thousand clients, 4.7% and 5.9% down on the 1Q08 and 2Q07 respectively, representing 13% of the total client base.
Market share was estimated at 18.3% in the 2Q08, compared to 18.8% in the previous quarter and 21.9% in the 2Q07. Our share in 2Q08 gross additions was estimated at 17.3%, 4.0 p.p. and 6.7 p.p. down on the 1Q08 and 2Q07, respectively.

Churn Rate (not reviewed by the independent accountants)

Blended annualized churn rate fell significantly to 41.2%, versus 65.3% in the 1Q08 and 42.7% in the 2Q07. This performance was a result of the annualized churn rate in the prepaid segment, down by 29.4 p.p. on the 1Q08 and 2.7 p.p. on the 2Q07, associated with changes in the criteria related to definitions made by the Company’s controlling entity into Oi.

Operating Revenue

Total net revenue reached R$126.3 million in the quarter, 10.7% and 5.5% up on the 1Q08 and 2Q07, respectively, due to higher service revenues.

Net service revenue moved up by 9.9% year-on-year due to higher outgoing traffic and interconnection revenue. The 10.8% quarter-on-quarter growth was associated with seasonal factors and higher interconnection revenue.

Consolidated ARPU (Average Revenue per User) totaled R$29.0 versus the R$26.0 recorded in the 1Q08 due to campaigns to incentive use.

Operating costs and expenses

Cost of services totaled R$55.7 million in the 2Q08, 17.4% and 18.2% up on the 1Q08 and 2Q07, respectively, due to higher interconnection costs resulting from the growth in outgoing traffic.

Selling and marketing expenses reached R$17.8 million in the quarter, down by 19.2% and 27.3% on the 1Q08 and 2Q07, mainly due to synergies with OI.

General and administrative expenses came to R$8.6 million in the quarter, 28.1% down quarter-on-quarter due to lower expenses with advisory services, and 11.2% (-R$1.1 million) down year-on-year due to lower personnel and advisory service expenses.

Bad debt provisions amounted to R$5.1 million in the 2Q08, versus R$4.4 million in the 1Q08 and R$2.4 million up on the 2Q07, due to the increase in provisions of loss of interconnection amounts.

Subscriber acquistion cost reached R$92 in the quarter, down by 2.2% on the R$94 recorded in the previous quarter due to lower selling and marketing expenses. On a year-on-year basis, subscriber acquisition cost fell by R$49 as a result of lower selling and marketing expenses and higher gross activation volume.

EBITDA (not reviewed by the independent accountants)

EBITDA totaled R$36.5 million in the 2Q08, 3.9% down quarter-on-quarter and 26.3% higher year-on-year. The EBITDA margin reached 29.5% of the total net revenues in the quarter, up by 3.9 p.p. over the same period last year although 4.5 p.p. lower compared to the 1Q08. It is worth noting that in the 1Q08 EBITDA was positively impacted by the reversal of ICMS tax provisions in the state of Pará in the amount of R$12.0 million.

Depreciation and Amortization

In the 2Q08, depreciation and amortization expenses totaled R$27.1 million, virtually flat compared to the 1Q08 and 2Q07.

Financial Expenses, net

Table 1 – Financial Performance

	R$ million

	2Q07	1Q08	2Q08

Financial Expenses (a)	(24,3)	(10,4)	(21,7)
Financial Revenues(b)	2,2	2,0	2,7
Gain (Loss) from Exchange Variation (c)	14,2	2,2	13,3
Net Financial Income (Expenses)	(7,9)	(6,2)	(5,7)

Note: a) Financial Expenses: include expenses related to debt, loss in hedge operations (if any), and taxes on financial operations; b) Financial Revenues: include results of cash investments and gains from hedge operations (if any); and, c) Gain (Loss) from Exchange Variation: reflects almost exclusively the currency appreciation/weakening and the interest on debt denominated in foreign currency.

Net Result

Net loss totaled R$ 18.0 thousand in the 2Q08, significantly below the R$ 4.7 million loss recorded in the same period in 2007. When compared to the 1Q08, the result fell by 100.5% . It is worth mentioning that the net income recorded in the previous quarter was positively impacted by the reversal of ICMS tax provisions in the amount of R$12 million.

Indebtedness

At the end of 2Q08, total debt was R$131.9 million, 100% of it denominated in US dollars and fully hedged.

The Company’s net debt totaled R$154.3 million in the 2Q08. Although gross debt was partially offset by available cash of R$43.1 million, it was impacted by accounts payable from hedge operations of R$65.5 million.

Investments

During the second quarter of 2008, Amazônia Celular made investments of R$7.2 million. These investments were broken down as follows:

Table 2 – Breakdown of Investments

CAPEX (R$ million)	2Q07	1Q08	2Q08

Network	(3,2)	1,0	2,3
Technology/IT	0,1	2,0	3,2
Others	0,6	1,3	1,7
TOTAL	(2,5)	4,3	7,2

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of Company may be different from Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and Company does not undertake any obligation to update them in light of new information or future developments.

**************

OPERATING INDICATORS
(not reviewed by the independent accountants)

		(R$ thousand)

Operational Data	2Q07	1Q08	2Q08

Licensed Pops (in millions)	17.6	18.0	18.8

Clients	1,291,482	1,405,149	1,473,734

Postpaid	211,077	208,453	198,572
Prepaid	1,080,405	1,196,696	1,275,162

Market Share	21.9%	18.8%	18.3%

Traffic

Total Outgoing Traffic (Million of Minutes)	153.3	231.2	263.1
Total Incoming Traffic (Million of Minutes)	139.7	126.9	151.8

Churn - Annualized Rate	42.7%	65.3%	41.2%

Psstpaid	26.7%	23.9%	28.9%
Prepaid	46.0%	72.7%	43.3%

Other Information

Acquisition / Retention Costs
Costs of Acquisition (R$)	141.2	93.5	92.4
Retention Costs	13,069.3	12,231.6	11,389.7
Universalization
Number of locations served	213	213	213
Number of cell sites	692	704	705
Number of switches	14	18	18
Headcount	359	400	357
Number of switches	14	18	18

09.01 INTEREST IN CONTROLLED AND/OR RELATED COMPANIES

1 - Item:	2 - Company name of the	3 - CNPJ:	4 - Classification:	5 - % interest in the	6 - % stockholders'
01	controlled/related company:	02.340.278/0001-33	open controlled	capital of the	equity of the investor:
	AMAZÔNIA CELULAR S.A.		company	invested company:	107.85
				74.96

7 - Company type:		8 - Number of shares held in the current quarter		9 - Number of shares held in the previous
commercial, industrial and other companies		(thousand):		quarter (thousand):
		4.413		4.413

11.01 – PURCHASE ORDERS/CONTRACTS SIGNED

Company	(R$ Thousand)

1 – Balance of Purchase Orders/Contracts Signed at the End of Current Quarter	24

2 – Balance of Purchase Orders/Contracts Signed at the End of Same Quarter Last Year	96

Consolidated	(R$ Thousand)

1 – Balance of Purchase Orders/Contracts Signed at the End of Current Quarter	6,137

2 – Balance of Purchase Orders/Contracts Signed at the End of Same Quarter Last Year	14,964

12.01 – COMMENTS ON THE BEHAVIOR OF CORPORATE PROJECTIONS

15.01 – INVESTMENT PROJECTS

In the quarter, Amazônia Celular carried out investments in the amount of R$7.2 million. In the table below, the Company shows the break-down of these investments:

Capex (R$ million)	2Q07	1Q08	2Q0B

Network	(3,2)	1,0	2,3

Information	0,1	2,0	3,2
technology/systems

Others	0,6	1,3	1,7

Total	(2,5)	4,3	7,2

17.01 – REPORT OF THE LIMITED REVIEW - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Tele Norte Celular Participações S.A.
Belo Horizonte - MG

1. We have reviewed the accounting information included in the Quarterly Information (company and consolidated) of Tele Norte Celular Participações S.A. (“Company”) for the quarter ended June 30, 2008 consisting of the balance sheet, the related statement of operations, the performance report, and the related notes , all prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the aforementioned accounting information included in the Quarterly Information referred in the paragraph 1 for them to be in conformity with the standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of Quarterly Information, including CVM Instruction No. 469/08.

4. As mentioned in note 2, on December 28, 2007, Law No. 11,638 was enacted and it is effective for fiscal years beginning on or after January 1, 2008. This Law altered, revoked and added new provisions to Law No. 6,404/76 (Brazilian Corporate Law) and introduced changes in Brazilian accounting practices. Although this Law has already become effective, certain changes introduced by it are subject to regulation by regulatory agencies before being applied by companies. Accordingly, during this transition phase, CVM, through Instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the Quarterly Information. Thus, the accounting information included in the Quarterly Information for the quarter ended June 30, 2008 have been prepared in conformity with specific instructions of the CVM and do not include all changes in accounting practices introduced by Law No. 11,638/07.

5. As mentioned in note 4 (b), Management has plans for a corporate restructuring aimed at simplifying the Company`s and its subsidiary`s structures. The implementation of said corporate restructuring and its potential accounting effects will depend on the result of the Tender Offers mentioned in note 1 (d).

6. The accompanying Quarterly Information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, July 29, 2008

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Auditores Independentes	Engagement Partner

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 – 01/01/2007 to 06/ 30/2007
3.01	Gross Revenue from Sales and/or Services	324,250	600,454	196,724	398,298
3.02	Gross Revenue Deductions	(197,951)	(360,034)	(76,969)	(163,104)
3.03	Net Revenue from Sales and/or Services	126,299	240,420	119,755	235,194
3.04	Cost of Goods and/or Services Sold	(82,581)	(156,039)	(78,416)	(155,931)
3.05	Gross Profit	43,718	84,381	41,339	79,263
3.06	Operating Expenses/Revenue	(39,866)	(74,987)	(47,511)	(92,462)
3.06.01	Selling	(23,507)	(50,628)	(27,729)	(54,229)
3.06.02	General and Administrative	(10,684)	(24,999)	(11,504)	(22,510)
3.06.03	Financial	(5,675)	(12,171)	(8,278)	(15,723)
3.06.03.01	Financial Income	2,645	4,142	2,118	4,786
3.06.03.02	Financial Expenses	(8,320)	(16,313)	(10,396)	(20,509)
3.06.04	Other Operating Revenues	0	12,811	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Accounting Result	0	0	0	0
3.07	Operating loss	3,852	9,394	(6,172)	(13,199)
3.08	Non-Operating Income (loss)	7	56	46	32
3.08.01	Revenues	12	128	68	86
3.08.02	Expenses	(5)	(72)	(22)	(54)
3.09	Income Before Taxes/Profit Sharing	3,859	9,450	(6,126)	(13,167)
3.10	Provision for Income Tax and Social Contribution	(3,752)	(4,066)	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0

3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Net Income/Loss for the Period	107	5,384	(6,126)	(13,167)
1 - CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 – 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 – 01/01/2007 to 06/ 30/2007
	No. SHARES, EX-TREASURY (in thousands)	5,888	5,888	14,720,245	14,720,245
	EARNINGS PER SHARE (in Reais)	0.01817	0.91440
	LOSS PER SHARE (in Reais)			(0.00042)	(0.00089)

Scope

The present performance report includes the accounts of Amazônia Celular S.A. for the period of 04/01/08 to 06/30/08 comparative to the preceding quarters and the same period of previous year. Sums are subject to rounding differences.

Statement of income

The comments on economic and financial performance are based on the model statement of income shown below: (non accounting figures not reviewed by independent accountants).

Income Statements	2T07	1T08	2T08

Services Revenues	185.995	272.706	320.773
Equipment Revenues	10.729	3.498	3.477

Total Revenues	196.724	276.204	324.250
Revenues Deductions	(76.969)	(162.083)	(197.951)

Services Revenues	112.570	111.679	123.741
Equipment Revenues	7.185	2.442	2.558

Total Revenues - Net	119.755	114.121	126.299

Cost of Services	47.083	47.419	55.668
Cost of Equipment	8.737	4.549	4.812
Selling & Marketing Expenses	24.535	22.074	17.825
Bad Debt Expenses	2.637	4.414	5.058
General & Administrative Expenses	9.349	11.404	8.397
Other Operating Expense (Income)	(1.765)	(14.209)	(2.097)

EBITDA	29.179	38.470	36.636
%	25,90%	34,40%	29,60%

Depreciation & Amortization	27.073	26.432	27.109
Financial Expenses	23.662	10.153	21.531
Financial Revenue	(2.118)	(1.497)	(2.645)
Perda (ganho) com Variação Cambial	(13.266)	(2.160)	(13.211)
Others	(46)	(49)	(7)
Taxes	-	314	3.752

Net Income (Loss)	-6.126	5.277	107

Number of shares (thousand)	335.084.155	335.084.155	335.084.155
Earnings per shares (R$)	(0,018)	0,016	-
Earnings per ADS (R$)	(0,914)	0,787	0,016

Operating performance:

Client base (not reviewed by the independent accountants)

The clients base closed the quarter with 1,474 thousand subscribers, 4.9% up quarter-on-quarter and 14.1% up year-on-year. The prepaid segment reached 1,275 thousand clients in the 2Q08, 6.6% and 18.0% up on the 1Q08 and 2Q07 respectively, representing 87% of the total client base. The postpaid segment ended the quarter with 199 thousand clients, 4.7% and 5.9% down on the 1Q08 and 2Q07 respectively, representing 13% of the total client base.

Market share was estimated at 18.3% in the 2Q08, compared to 18.8% in the previous quarter and 21.9% in the 2Q07. Our share in 2Q08 gross additions was estimated at 17.3%, 4.0 p.p. and 6.7 p.p. down on the 1Q08 and 2Q07, respectively.

Churn Rate (not reviewed by the independent accountants)

Blended annualized churn rate fell significantly to 41.2%, versus 65.3% in the 1Q08 and 42.7% in the 2Q07. This performance was a result of the annualized churn rate in the prepaid segment, down by 29.4 p.p. on the 1Q08 and 2.7 p.p. on the 2Q07, associated with changes in the criteria related to definitions made by the Company’s controlling entity into Oi.

Operating Revenue

Total net revenue reached R$126.3 million in the quarter, 10.7% and 5.5% up on the 1Q08 and 2Q07, respectively, due to higher service revenues.

Net service revenue moved up by 9.9% year-on-year due to higher outgoing traffic and interconnection revenue. The 10.8% quarter-on-quarter growth was associated with seasonal factors and higher interconnection revenue.

Consolidated ARPU (Average Revenue per User) totaled R$29.0 versus the R$26.0 recorded in the 1Q08 due to campaigns to incentive use.

Operating costs and expenses

Cost of services totaled R$55.7 million in the 2Q08, 17.4% and 18.2% up on the 1Q08 and 2Q07, respectively, due to higher interconnection costs resulting from the growth in outgoing traffic.

Selling and marketing expenses reached R$17.8 million in the quarter, down by 19.2% and 27.3% on the 1Q08 and 2Q07, mainly due to synergies with OI.

General and administrative expenses came to R$8.4 million in the quarter, 26.4% down quarter-on-quarter due to lower expenses with advisory services, and 10.2% (-R$0.9 million) down year-on-year due to lower personnel and advisory service expenses.

Bad debt provisions amounted to R$5.1 million in the 2Q08, versus R$4.4 million in the 1Q08 and R$2.4 million up on the 2Q07, due to the increase in provisions of loss of interconnection amounts.

Subscriber acquistion cost reached R$92 in the quarter, down by 2.2% on the R$94 recorded in the previous quarter due to lower selling and marketing expenses. On a year-on-year basis, subscriber acquisition cost fell by R$49 as a result of lower selling and marketing expenses and higher gross activation volume.

EBITDA (not reviewed by the independent accountants)

EBITDA totaled R$36.6 million in the 2Q08, 4.8% down quarter-on-quarter and 25.6% higher year-on-year. The EBITDA margin reached 29.6% of the total net revenues in the quarter, up by 3.7 p.p. over the same period last year although 4.8 p.p. lower compared to the 1Q08. It is worth noting that in the 1Q08 EBITDA was positively impacted by the reversal of ICMS tax provisions in the state of Pará in the amount of R$12.0 million.

Depreciation and Amortization

In the 2Q08, depreciation and amortization expenses totaled R$27.1 million, virtually flat compared to the 1Q08 and 2Q07.

Financial Expenses, net

Table 1 – Financial Performance

		R$ million
	2Q07	1Q08	2Q08
Financial Expenses (a)	(23.7)	(10.2)	(21.5)
Financial Revenues (b)	2.1	1.5	2.6
Gain (Loss) from Exchange Variation (c)	13.3	2.2	13.2
Net Financial Income (Expenses)	(8.3)	(6.5)	(5.7)

Note: a) Financial Expenses: include expenses related to debt, loss in hedge operations (if any), and taxes on financial operations; b) Financial Revenues: include results of cash investments and gains from hedge operations (if any); and, c) Gain (Loss) from Exchange Variation: reflects almost exclusively the currency appreciation/weakening and the interest on debt denominated in foreign currency.

Net Result

Net income totaled R$ 107.0 thousand in the 2Q08, a net income above the net loss presented at the same period in 2007, wich reached R$ 6.1 million. When compared to the 1Q08, the result fell by 100.5% . It is worth mentioning that the net income recorded in the previous quarter was positively impacted by the reversal of ICMS tax provisions in the amount of R$12 million.

Indebtedness

At the end of 2Q08, total debt was R$131.9 million, 100% of it denominated in US dollars and fully hedged.

The Company’s net debt totaled R$157.8 million in the 2Q08. Although gross debt was partially offset by available cash of R$39.6 million, it was impacted by accounts payable from hedge operations of R$65.5 million.

Investments

During the second quarter of 2008, Amazônia Celular made investments of R$7.2 million. These investments were broken down as follows:

Table 2 – Breakdown of Investments

CAPEX (R$ million)	2Q07	1Q08	2Q08
Network	(3,2)	1,0	2,3
Technology/IT	0,1	2,0	3,2
Others	0,6	1,3	1,7
T O T A L	(2,5)	4,3	7,2

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of Company may be different from Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and Company does not undertake any obligation to update them in light of new information or future developments.

**************

OPERATING INDICATORS

(not reviewed by the independent accountants)

Operational Data	2Q07	1Q08	2Q08

Licensed Pops (in millions)	17.6	18.0	18.0

Clients	1,291,482	1,405,149	1,473,734

Postpaid	211,077	208,453	198,572
Prepaid	1,080,405	1,196,696	1,275,162

Market Share	21.9%	18.8%	18.3%

Traffic

Total Outgoing Traffic (Million of Minutes)	153.3	231.2	263.1
Total Incoming Traffic (Million of Minutes)	139.7	126.9	151.8

Churn - Annualized Rate	42.7%	65.3%	41.2%

Postpaid	26.7%	23.9%	28.9%
Prepaid	46.0%	72.7%	43.3%

Other Information

Acquisition / Retention Costs
Cost of Acquisition (R$)	141.2	93.5	92.4
Retention Costs	13,069.3	12,231.6	11,389.7
Universalization
Number of locations served	213	213	213
Number of cell sites	692	704	705
Number of switches	14	18	18
Headcount	359	400	357
Number of switches	14	18	18

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

Sum of customers at the beginning and the end of the month
2

b) Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period

MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activation in the period

Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses* – Minority Interests – Working Capital Variation)

* Considers interest paid.

Working Capital Variation

Working Capital Variation = ( ∆ Current Assets – ∆ Cash & Cash Equivalents) – (∆ Current Liabilities – ∆ Short Term Loans and Financing - ∆ Loan Interest - ∆ Dividends)

Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

III) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt

* Does not include profit sharing.

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	42
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	43
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	44
07	01	CONSOLIDATED STATEMENT OF INCOME	45
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	47
09	01	EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	54
11	01	PURCHASE ORDERS/CONTRACTS SIGNED	55
12	01	COMMENTS ON THE BEHAVIOUR OF CORPORATE PROJECTIONS	56
15	01	INVESTMENT PROJECTS	57
17	01	REPORT ON THE LIMITED REVIEW	58
		AMAZÔNIA CELULAR S.A.
18	01	STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATE	60
18	02	COMMENTS ON THE SUBSIDIARY’S/AFFILIATE’S PERFORMANCE	62/68

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luiz Magalhães Salazar

Name:	José Luiz Magalhães Salazar
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.